YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2007, as publicly filed on SEDAR at www.sedar.com.

This MD&A is prepared as of March 20, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company whose major asset is a 50% share of the Pebble Copper-Gold-Molybdenum Project (the “Project”), and a stream of financing being provided towards the further exploration and, if warranted, development of the Project. The Pebble property is located in Alaska, 17 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble property that hosts several copper, gold and molybdenum deposits. The Pebble West deposit was discovered and partially outlined through drilling by a previous operator from 1987-1997. Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. Work by the Company has resulted in a significant expansion of the Pebble West deposit, the discovery and preliminary delineation of the Pebble East deposit, and the identification of two additional porphyry copper-gold-molybdenum deposits, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

Comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies have been focused on the Pebble West and Pebble East deposits. Extensive measured and indicated resources were identified in Pebble West to 2004. Since its discovery in 2005, work has been directed toward advancing the technical data for Pebble East to a similar level of detail as Pebble West in preparation for prefeasiblity and feasibility studies for the Project.

In late July 2007, Northern Dynasty and Anglo American plc (“Anglo American”) established a 50:50 partnership (refer 1.2.2), the objective of which is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. To accomplish this goal, plans are to complete a prefeasibility study by December 2008 and a feasibility study by 2011, targeting commercial production by 2015. In order to

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

maintain its 50% interest, Anglo American will fund all project expenditures until it has invested US$1.425 billion, after which expenditures will be split 50:50.

The partnership is managed by its 50:50 owned General Partner, Pebble Mines Corp. (“PMC”). Normal operations associated with the 2007 program have continued under the guidance of PMC.

The 2007 program encompassed drilling, engineering, and on-going environmental data collection and community engagement programs that successfully advanced the understanding of the Pebble East deposit, as well as expanding its mineral resources by 14%.

The comprehensive program will continue in 2008, with a focus on:

  Infill and step out drilling is planned to upgrade a portion of the mineral resources in the Pebble East deposit to an indicated category and support a prefeasibility study. Drilling will also test for the full extent of the deposit.

  Geotechnical data collection, detailed metallurgical testwork and infrastructure studies.

  Ongoing community engagement programs with a focus on project presentations, mining education tours, employee training and economic development programs.

1.2.2	Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”), so that an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) could subscribe for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively have equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo will be required to make staged cash investments into the Partnership aggregating to US$1.425 billion.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a prefeasibility study targeted for the end of 2008. After the completion of the prefeasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011 and is expected to take the partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. Thereafter, any further expenditure will be funded on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion.

The partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that the Partnership is a variable interest entity (“VIE”) in accordance with

Accounting Guideline 15 (“AcG-15”), “Consolidation of Variable Entities”. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. The Company has concluded that it is the primary beneficiary of the VIE and consequently has consolidated the activities of the Partnership from August 1, 2007. Expenditures incurred on the Pebble Project through the Partnership have been included in the

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

consolidated statement of operations. Anglo’s contributions to December 31, 2007 of $35.5 million (US$35.9 million) have been recorded as a non-controlling interest in the partnership.

Over the coming months, the partnership will put a management and operating team in place for the Alaskan-based operating company, guided by a board of directors with equal representation from Anglo and Northern Dynasty.

1.2.3	Technical Programs

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The Pebble West deposit is a near-surface resource that is amenable to extraction by open pit methods. The estimated mineral resources in the Pebble West deposit to March 20051,3 at a 0.30% copper-equivalent4,5 cutoff include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28% copper, 0.32 g/t gold, and 0.015% molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum.

  Inferred Resource of 1.1 billion tonnes grading 0.24% copper, 0.30 g/t gold and 0.014% molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

The Pebble East deposit is located adjacent and to the east of Pebble West. Pebble East is deeper but higher grade than Pebble West, and geotechnical analysis indicates that it is amenable to underground bulk mining. A new resource estimate was completed in February 20082,3 for Pebble East. At a 0.60% copper equivalent4,5 cut-off, there is:

____________________________________________
1 The Pebble West resource estimate was completed in March 2005 under the direction of David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., who are independent Qualified Persons.
2 The Pebble East estimate was prepared in February 2008 by David Gaunt, P.Geo., Hunter Dickinson Services Inc., and Duncan Campbell, MIMMM, Anglo American plc, technical consultants to the Partnership and the Qualified Persons for the current resource estimate. Neither would be considered independent.
3 By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.
4 Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo % x 132.28/22.05) .
5 A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Inferred Resource of 3.9 billion tonnes grading 0.58% copper, 0.36 g/t gold and 0.033% molybdenum2, containing 49 billion pounds of copper, 45 million ounces of gold, and 2.8 billion pounds of molybdenum.

Exploration and Resource Drilling

The 2007 program focused on Pebble East and consisted of two components: delineation drilling and infill drilling, totaling some 157,000 feet in 36 holes. Drill holes intersected long intervals of high-grade copper-gold-molybdenum mineralization, consistently exceeding 1% copper equivalent. The deposit remains open.

An updated estimate has been completed, increasing the inferred mineral resources in the Pebble East Deposit by 14%. Results are tabulated below. The estimate was prepared by technical consultants to the Partnership, based on geological and assay information from 162 diamond drill holes completed in the Pebble East area.

PEBBLE EAST DEPOSIT - INFERRED MINERAL RESOURCES AT FEBRUARY 2008

Cut-Off	Size	Grade				Contained Metal
CuEQ[2,3] %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQ[2] %	Copper B lb	Gold M oz	Molybdenum B lb
0.60	3860	0.58	0.36	0.033	0.99	49	45	2.8
0.70	3100	0.64	0.39	0.033	1.07	44	39	2.3
0.80	2420	0.71	0.42	0.034	1.16	38	33	1.8
0.90	1900	0.77	0.46	0.035	1.25	32	28	1.5
1.00	1520	0.82	0.49	0.035	1.32	27	24	1.2
1.10	1200	0.87	0.53	0.035	1.40	23	21	0.9

Engineering

Engineering work in 2007 was focused in the following areas:

  Collection of additional site and underground geotechnical data to support ongoing mine design work;

  Completion of metallurgical testwork on Pebble East to optimize conventional processing systems and designs;

  Continuation of assessments of the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and

  Assessment of potential project mine plans that would extract portions of the extensive mineral resources available to determine likely scenarios for the prefeasibility study.

Geotechnical Data

Pebble East

The Pebble East geotechnical data collection program is managed by a international independent consulting firm. The objective of this program is to collect geotechnical data to support design of an important underground mine at Pebble East. In the first quarter, data was collected from the acoustic logger, and logged and collated by site staff. Personnel from the geotechnical consulting firm arrived on site in the second quarter of 2007 and, from then until the end of December, one rig was dedicated to a program that included drilling and logging oriented core. A number of holes were tested using the acoustic logger and geotechnical data was collected from all core by the Partnership personnel under the supervision of the independent consultant.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Surface

A surface geotechnical program, designed to supplement the extensive database collected in previous years, took place during the third and fourth quarters of 2007. The data will be used in the design of site infrastructure, tailings and water management systems. A total of 46 holes were laid out for the program, and 26 were completed by the end of the field season.

Metallurgy

More detailed flotation and comminution testwork for the Pebble East deposit commenced in January 2007, building on the scoping work done in 2006. Comminution techniques reduce the size of rock material to liberate minerals of interest. The initial phase of Pebble East comminution program was completed during the second quarter, and additional work identified for Pebble East and West. Samples were collected and shipped for tests to be completed in 2008.

In addition to testing for use of conventional grinding technology, a suite of samples was subjected to High Pressure Grinding Roll (HPGR) tests in 2007. The tests showed that there would be no advantage to utilizing HPGR at Pebble. Crushing tests were also carried out in fourth quarter.

A grind versus net present value analysis was completed on Pebble East samples. The analysis indicated that the optimum primary grind size would be approximately 200 microns, which is significantly coarser than the values used for planning to date. Using a coarser grind could significantly increase throughput for the same power draw through the currently planned grinding circuit or, alternately, obtain the same throughput with less grinding power. This work continues, with expected completion in the first quarter of fiscal 2008.

Flotation development work, including testing flotation conditions and determining reagent types, consumption, and recovery parameters, was completed in the second quarter. As the flowsheet is different than that originally devised for Pebble West, it must be re-tested with additional Pebble West samples. A new batch of samples was acquired by drilling nine holes at the Pebble West deposit in 2007, which were prepared and shipped from site by the end of the program. Work to confirm the flowsheet and reagent scheme for Pebble East as well as Pebble West and blended ore scenarios will take place in 2008. Additional grinding tests will be conducted on these samples.

Copper, gold and molybdenum recoveries achieved to flotation concentrate, projected to a 26% copper concentrate, were 91% for copper, 64% for gold and 94% for molybdenum. Silver recovery is estimated at 50%. Palladium has been detected in the Pebble East material. Payable levels of rhenium have also been found in the molybdenum concentrate. Testwork is underway to determine expected recoveries, as all of these metals have the potential to add significant value to the project.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that there may be additional opportunities provided through alternatives for the port site and road. Alternate port site studies were completed by year-end. This study confirmed that the two port alternatives that were studied rank very closely and further additional analysis will be required to make a final selection.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Environmental, Cultural and Socioeconomic Studies

Comprehensive environmental and socioeconomic base-line study programs continued in 2007, with the objectives of collecting data in the area of the expanded Pebble East deposit and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years.

Environmental and socio-economic baseline data studies have now been completed for four consecutive years. This work was undertaken by over 45 independent consulting firms, and expanded the geographic scope of its investigations to support Pebble East planning. In addition to the currently obtained data, environmental base line information that was collected during the exploration activities by the prior operator has been obtained.

The Partnership team continued its efforts to engage people in the local communities, as well as other project stakeholders, in an informed dialogue on the deposit geology, project design alternatives, and environmental studies. Over the past 12 months, 430 meetings have been facilitated with project stakeholders throughout the State of Alaska. Local hire/recruiting, workforce training, and local business development initiatives were ongoing. Four community associates were hired to assist with project education in villages located in the area.

In 2007, the Stakeholder Relations (SR) team included eight people directly and many others indirectly. The primary goal was to be visible and available in the communities. Ninety communities were visited and more than 45 mining education tours were hosted. Those tours included representatives from 95 different stakeholder groups visiting the Pebble site and 47 representatives from stakeholder groups attending tours to operating mines in Alaska and British Columbia. In addition the SR team made presentations on the Pebble Project to 52 different groups around Alaska in addition to 40 presentations made during site tours.

The Partnership continues to focus on developing positive working relationships with many local Native and community institutions, supporting skills training, workforce and business development, local scholarships, search and rescue efforts, and other community initiatives.

More than 140 local people from more than 16 communities in the Bristol Bay area were employed by the Project last year, and significant expenditures were made on local goods, services and salaries. On-site training programs have enabled more local people to be hired and workers to be advanced to positions requiring more skill and responsibility. The Partnership has also continued to provide financial support to enable mining and natural resources career education to be introduced at schools in the local region.

Plans for 2008

Drilling

A 157,000-foot infill and delineation drill program commenced in mid February 2008. The drill program is designed to upgrade the resource classification of a portion of the Pebble East mineral resources to an

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

indicated category in preparation for prefeasibility mine planning studies. Drilling will also test for the outside limits of the deposit.

Environmental

Environmental and socioeconomic study program objectives for 2008 include collection of data to cover the expanded Pebble East deposit area and to compare annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus of 2008 field programs will be in the areas of water, aquatic/fish, terrestrial/wildlife, wetlands, and subsistence/traditional use. As well, a draft of the Pebble Project Environmental Baseline Document will incorporate 2007 data.

Stakeholder Relations

This year stakeholder relations will be focused on introducing and explaining the Partnership and to introduce Anglo and what Anglo brings to the Project. The Stakeholder Relations team will continue their same level of outreach in communities and around the State. The Partnership will also be working closely with The Keystone Center and stakeholders to help design a stakeholder dialogue process that will be most acceptable to Pebble Stakeholders.

Stakeholder tours to operating mines are also planned for 2008. These tours are an excellent opportunity for stakeholders to learn about mining. Many participants come away with a better understanding about mining, gaining answers to many of their questions, as well as education to tell their communities and families about when they return home.

Workforce development and education plans for 2008 include additional training in the areas of various equipment operations, health, safety and environment, and other areas. College sponsorship programs for high school students will also be continued.

1.2.4	Market Trends

Overall, copper prices have been increasing since late 2003 and averaged US$3.22/lb in 2007. In 2008, copper prices have averaged US$3.48/lb to March 20. Forecasts suggest that there will be continued strong demand over the medium term, keeping prices above US$2.50/lb, and growing demand over the longer term.

Gold prices have been increasing for more than three years. The gold price averaged approximately US$695/oz in 2007. Gold prices have increased significantly in 2008, averaging US$925/oz to March 20. Gold prices are forecast to show continued strength over the medium to long term.

Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. In 2008, molybdenum prices have averaged US$33.72/lb to March 20. Molybdenum prices are expected to moderate but average at or above US$18/lb through 2010.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars, except per share amounts.

	As at	As at	As at
	December 31	December 31	December 31
	2007	2006	2005
Current assets	$41,381	$98,112	$14,178
Mineral properties	168,222	168,222	16,707
Other assets	674	633	411
Total assets	210,277	266,967	31,296

Current liabilities	7,628	7,839	3,161
Other liabilities	93,338	61,601	–
Shareholders’ equity	109,311	197,527	28,135
Total liabilities and shareholders’ equity	210,277	266,967	31,296

Working capital	33,753	90,273	11,017

Expenses (income)
Amortization	146	124	93
Conference and travel	1,161	936	701
Exploration	86,424	50,613	43,066
Legal, accounting and audit	1,649	931	313
Office and administration	5,062	3,041	2,362
Shareholder communication	623	386	367
Trust and filing	485	149	193
Foreign exchange loss (gain)	3,878	(773)	(282)
Future income tax recovery	(3,815)	(637)	–
Loss on disposal of fixed assets	11	–	–
Gain on disposal of marketable securities	(1)	(194)	–
Interest income	(2,749)	(2,238)	(585)
Stock-based compensation – exploration	4,644	1,882	1,788
Stock-based compensation – administration	6,489	4,163	2,302
Loss for the year	104,007	58,383	$50,318

Basic and diluted loss per common share	$1.13	$0.75	$0.90

Weighted average number of common shares outstanding	91,978,571	77,708,870	55,845,791

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	$41,381	$46,068	$59,913	$82,611	$98,112	$107,966	$22,516	$11,885
Mineral properties	168,222	168,222	168,222	168,222	168,222	152,178	152,096	16,707
Other assets	674	594	669	715	633	512	391	394
Total assets	210,277	214,884	228,804	251,548	266,967	260,656	175,003	28,986

Current liabilities	7,628	7,199	7,311	5,821	7,839	6,391	4,166	2,987
Other liabilities	93,338	74,441	58,663	60,619	61,601	46,195	46,194	–
Shareholders’ equity	109,311	133,244	162,830	185,108	197,527	208,070	124,643	25,999
Total liabilities and
shareholders’ equity	210,2778	214,884	228,804	251,548	266,967	260,656	175,003	28,986

Working capital	33,753	38,869	52,602	76,790	90,273	101,574	18,350	8,898

Expenses
Amortization	34	36	47	30	61	26	19	18
Conference and travel	434	278	281	168	375	199	184	178
Exploration	23,529	27,396	21,761	13,738	16,565	16,115	11,055	6,877
Legal, accounting and audit	692	495	175	287	324	240	205	163
Office and administration	1,241	1,710	826	1,285	732	696	865	749
Shareholder communication	125	115	263	119	139	69	95	83
Trust and filing	216	39	138	92	2	29	11	107
Subtotal	26,271	30,069	23,490	15,719	18,198	17,374	12,434	8,175
Foreign exchange loss
(gain)	767	1,266	1,947	(102)	(746)	(230)	268	(65)
Interest income	(401)	(560)	(821)	(968)	(984)	(943)	(177)	(133)
Loss on disposal of fixed
assets	–	11	–	–	–	–	–	–
Gain on disposal of
marketable securities	(1)	–	–	–	–	–	–	(194)
Subtotal	26,636	30,786	24,616	14,649	16,468	16,201	12,525	7,783
Stock-based compensation	1,644	2,384	3,168	3,937	1,339	1,048	2,555	1,103
Future income tax recovery	(43)	(832)	(1,956)	(982)	(638)	–	–	–
Loss for the period	$28,237	$32,338	$25,828	$17,604	$17,169	$17,249	$15,080	$8,886

Basic and diluted loss per
common share	$0.31	$0.35	$0.28	$0.19	$0.19	$0.20	$0.21	$0.15

Weighted average number
of common shares
outstanding YTD
(thousands)	92,264	91,968	91,922	91,756	91,027	86,599	71,977	60,804

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the year ended December 31, 2007 increased to $104.0 million, compared to a loss of $58.4 million in the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $11.1 million (2006 – $6.0 million).

Expenses, excluding stock-based compensation, foreign exchange, interest income, and future income taxes, increased to $95.5 million from $56.2 million in the previous year due to higher exploration activity and an earlier start on the exploration program.

Exploration costs increased to $86.4 million from $50.6 million in the previous year. The main exploration expenditures during the year were:

  environmental planning and testing (2007 – $19.6 million; 2006 – $13.7 million);

  site activities (2007 – $18.6 million; 2006 – $10.3 million);

  drilling (2007 – $17.7 million; 2006 – $7.6 million) and

  helicopter transportation (2007 – $11.6 million; 2006 – $5.6 million).

  engineering (2007 – $4.5 million; 2006 – $4.7 million)

  socioeconomic (2007 – $7.8 million; 2006 – $4.6 million)

The increase in exploration costs is due to increased drilling associated with the Pebble East deposit with some 157,000 feet in 36 holes being drilled that encompassed both delineation and infill drilling. This assisted the Company in expanding its mineral resources in the the Pebble East deposit (refer 1.2.3) . The increase in environmental and socioeconomic costs was due to the on-going environmental data collection in the area of the expanded Pebble East deposit and increased community engagagement programs, both of which have advanced the understanding of the Pebble East deposit including providing a foundation for a sound environmental design of the project and preparation of state and federal permit applications in future years.

Office and administration costs increased to $5.1 million from $3.0 million in the previous year mainly due to increased administrative activities required to support work at the Pebble site and advisory fees. Legal, accounting and audit increased to $1.6 million from $0.9 million due to legal advisory services incurred for regulatory and environmental matters and accounting tax services related to the transaction with Anglo.

Increased stock-based compensation of $11.1 million was charged to operations during the year ended December 31, 2007, compared to $6.0 million in the previous year, due to the amortization of stock based compensation granted in the prior year and options granted during the year.

There was a future income tax recovery during the year of $3.8 million (2006 – $0.6) due to the build up of losses and resource pools available to reduce future income.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At December 31, 2007, the Company had working capital of approximately $33.8 million as compared to $90.3 million at December 31, 2006.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7	Capital Resources

At December 31, 2007, Northern Dynasty had working capital of approximately $33.8 million, as compared to $90.3 million at December 31, 2006. The Company has no long-term debt and had 92,543,639 common shares issued and outstanding at December 31, 2007.

On July 26, 2007, the Company converted a wholly-owned general partnership formed in 2006 to hold its Pebble Property interests into a limited partnership, the Pebble Limited Partnership (“the Partnership”), so that an indirect wholly-owned subsidiary of Anglo American plc (“Anglo”) could subscribe for 50% of the Partnership's equity effective July 31, 2007. Each of the Company and Anglo effectively have equal rights in the Partnership through wholly-owned affiliates. To maintain its 50% interest in the Partnership, Anglo will be required to make staged cash investments into the Partnership aggregating to US$1.425 billion over a period of several years (refer 1.2.2) .

The Company had no commitments for material capital expenditures as of December 31, 2007.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered by HDSI to the Company were $5.4 million for the year ended December 31, 2007 as compared to $3.7 million for the comparable period in 2006. The increase over 2006 is due to the increased level of activity of the Company that saw additional resources being provided by HDSI to assist the Company’s exploration and development activities. Included in the total of services provided by HDSI for the year ended December 31, 2007 is $1,483 invoiced to the Partnership for services from August 1, 2007.

During the year ended December 31, 2007, the Company paid $0.2 million (2006 – $0.2 million) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of a wholly-owned private US subsidiary of the Company until July 31, 2007 and the Partnership from August 1, 2007 onwards, for project management services.

During the year ended December 31, 2007, the Company paid $0.02 million (2006 - $nil) to a private company controlled by Dave Copeland, a director of the Company, for consulting engineering services.

During the year ended December 31, 2007, the Company received the required cash payment of $3.7 million from holders of 748,000 common share purchase options which were exercised but could not be traded until an internally imposed share trading blackout period which was applicable to these persons had been lifted. The common share certificates in respect of these exercised options were held by the Company until the cash payment had been received after the lifting of the blackout in early 2007.

1.10	Fourth Quarter

The Company reported a loss for the fourth quarter of 2007 of $28.2 million from $32.3 million in the third quarter and $17.2 million in the fourth quarter of 2006. The decrease in the current quarter as compared to the prior quarter was due to lower exploration expenses and a decrease in stock-based compensation to $1.6 million from $2.4 million in the prior quarter. Also office and administration costs decreased to $1.2 million from $1.7 million in the third quarter of the year. The increase from 2006 was due to higher exploration expenses and foreign exchange.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in notes 3 and 4 of the audited consolidated financial statements for the year ended December 31, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13	Changes in Accounting Policies including Initial Adoption

(a)	Newly Adopted Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(i)	Section 3855 – Financial Instruments – Recognition and Measurement.

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or other comprehensive income (loss), depending on the classification of that related instrument.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss). On adoption of this standard no adjustments to opening deficit or opening accumulated other comprehensive income (loss) were required.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, other financial liabilities or derivatives. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income when the asset is sold or deemed to be permanently impaired.

Held for trading financial instruments are measured at fair value. Changes in fair value are included in net income (loss) in the period in which they arise.

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net income (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in accumulated other comprehensive income (loss).

In accordance with this new standard, the Company has classified its financial instruments as follows:

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in other comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net income (loss).

(ii)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(iii)	Section 1530 – Comprehensive Income (Loss).

Comprehensive income (loss) is the change in the Company’s shareholders’ equity that results from transactions, events, and circumstances from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings be presented in accumulated other “comprehensive income (loss)” until it is considered appropriate to recognize into net income (loss). This standard also mandates the presentation of comprehensive income (loss), and its components, with the same prominence as the other line items in the financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the category “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet. As at December 31, 2007, the Company had accumulated other comprehensive loss of $3, and for the year ended December 31, 2007, comprehensive loss was $2 greater than the net loss.

(iv)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of generally accepted accounting principles or when the change will result in more reliable and more relevant information.

(b)	Accounting Policies Not Yet Adopted

(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(iv)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				92,543,639

Share purchase options	April 30, 2009	$7.25	359,400
	April 30, 2011	$7.25	945,000
	April 30, 2009	$9.81	50,000
	April 30, 2009	$10.32	593,000
	February 20, 2012	$10.95	828,000	2,775,400

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

1.15.4	Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for copper,gold, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, compliance with generally increasing environmental obligations, and accommodation of local and community concerns.